October 25, 2024

Mihai Draguleasa
Chief Financial Officer
Canagold Resources Ltd.
Suite #1250 - 625 Howe Street
Vancouver, British Columbia
Canada, V6C 2T6

       Re: Canagold Resources Ltd.
           Form 20-F for the Fiscal Year Ended December 31, 2023
           Filed April 29, 2024
           File No. 000-18860
Dear Mihai Draguleasa:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation